POSCO is furnishing under cover of Form 6-K :

Exhibition 99.1 : An English-language translation of documents with respect to Investment in Brazilian iron ore mine

.EX-99.1

Investment in Brazilian iron ore mine

1. Company Name: Big Jump Energy Participacoes S.A.,
2. Details of Acquisition:

• The amount of acquisition (KRW): 653,371,503,720

• POSCO Total Equity (KRW): 24,503,231,934,018

• Ratio of the amount of acquisition to POSCO total Equity (%): 2.67%

• Ratio of the amount of acquisition to Big Jump Energy Participacoes S.A., total Equity (%):16.2%

3.	Purpose: to establish a consortium comprised of Japanese and South Korean companies for an acquisition of stake in Namisa, a Brazilian iron ore miner

4. Other matters

1) POSCO, along with a consortium of Japanese steel producers and trading companies, made a bid for purchasing a Brazilian iron-ore producer, Namisa. The consortium signed the final agreement with CSN to acquire stakes of Namisa through Big jump Energy Participacoes S.A., which is a Brazilian Special Purpose Company (SPC).

2) The consortium will hold 40 % stake in Namisa and POSCO will acquire 6.48% of Namisa

3) Scheduled acquisition date: Nov 28, 2008.

4) The amount of acquisition converted into KRW at the rate 1,305.20 KRW/US$ on Oct 21, 2008.

¡Ø The above is related to the disclosure on Oct 17, 2008.